December 22, 1995



Scudder Global Fund, Inc.
345 Park Avenue
New York, New York  10154

         Re:      Emerging Markets Income Fund

Gentlemen:

         Scudder Global Fund, Inc. ("Scudder") is a corporation organized under the laws of the State of Maryland on May 15, 1986, having its principal place of business in New York, New York. Scudder has five authorized series of stock, the Global Fund series, the International Bond Fund series, the Short Term Global Income Fund series, the Global Small Company Fund series, and the Emerging Markets Income Fund series. The Emerging Markets Income Fund series consists of one hundred million (100,000,000) authorized shares of capital stock, with a par value of One Cent ($0.01) per share.



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Scudder Global Fund, Inc.
December 22, 1995
Page 2


         We understand that, pursuant to Rule 24f-2 under the Investment Company Act of 1940, Scudder registered an indefinite number of shares of its capital stock, effective July 31, 1986. We further understand that, pursuant to the provisions of Rule 24f-2, you are about to file with the Securities and Exchange Commission a notice making definite the registration of 14,123,224 shares of capital stock of Scudder's Emerging Markets Income Fund series (the "Shares") sold in reliance upon Rule 24f-2 during the Emerging Markets Income Fund series' fiscal year ended October 31, 1995.

         We have examined originals or copies, certified or otherwise identified to our satisfaction, of the Charter, By-Laws, as amended, and records of corporate proceedings of Scudder, and such affidavits and advices from officers of Scudder or from public officials, as we have deemed necessary or appropriate for the purpose of this opinion.

         We are of the opinion that all of the Shares were legally and validly issued, and are fully paid and non-assessable. The opinion expressed in the preceding sentence is based upon the assumptions that the consideration received by Scudder for each such Share was in cash and in an amount not less than the net asset value per share of Scudder's Emerging Markets Income Fund series, determined in accordance with the Charter, Bylaws and policies of the Board of Directors, and at all times the net asset value per share of Scudder's Emerging Markets Income Fund series was not less than One Cent ($0.01).

         We express no opinion as to compliance with the Securities Act of 1933, the Investment Company Act of 1940 or the securities laws of any state with respect to the issuance of the Shares.

         We consent to your filing this opinion with the Securities and Exchange Commission in connection with the Rule 24f-2 Notice which you are about to file pursuant to the Investment Company Act of 1940.

                                                 Sincerely,



                                              /s/Ober, Kaler, Grimes & Shriver
                                                 A Professional Corporation